December 6, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Withdrawal of Registration Statement on Form S-3 (File No. 333-268615)
Dear Sir or Madam:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Lemonade, Inc. (the “Company”) hereby requests that the Registration Statement on Form S-3 (File No. 333-268615) filed with the Securities and Exchange Commission (the “Commission”) on November 30, 2022 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter. None of the Company’s securities have been sold pursuant to the Registration Statement.

We would appreciate if you would please provide our counsel John Slater of Latham & Watkins LLP with a copy of the order consenting to the withdrawal of the Registration Statement by email at John.Slater@lw.com as soon as it is available.
Should you have any questions regarding these matters, please contact John Slater of Latham & Watkins LLP at (212) 906-1675.
                         Very truly yours,

LEMONADE, INC.

By:	/s/ Tim Bixby
Name:	Tim Bixby
Title:	Chief Financial Officer